[redacted]

SEC[illegible] [illegible]SSION

08029848

SEC
Mail Processing
Section

MAR 25 2008

Washington, DC
105

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SEC FILE NUMBER
8- 51522

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monitor Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Toon lane
(No. and Street)

Lee	NH	03824
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert (212)-809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sonnenberg & Company, CPAs
(Name – *if individual, state last, first, middle name*)

5190 Govenor Drive, Suite 201	San Diego	CA	92112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hsiao-Wen Kao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monitor Capital Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

2/22/08

Notary Public

ELI TILLINGHAST, Notary Public
My Commission Expires April 6, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Leonard C. Sonnenberg, CPA

MONITOR CAPITAL, INC.
December 31, 2007
Audited Financial Statements

TABLE OF CONTENTS

Sonnenberg & Company CPA • AUDITS • TAXES • RESERVE STUDIES

Sonnenberg & Company, CPAs

A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Sonnenberg & Company 30 YEARS IN PRACTICE

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Directors of
Monitor Capital, Inc.

We have audited the accompanying statement of financial position of Monitor Capital, Inc. (the Company), as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 29, 2008

Leonard C. Sonnenberg

Sonnenberg & Company, CPAs

MONITOR CAPITAL, INC.
STATEMENT OF FINANCIAL POSITION
December 31, 2007

ASSETS

Current Assets:		
Cash and Cash Equivalents	$ 108,939	
Commissions/Fees Receivable	4,021,422	
Prepaid Expenses	24,678	
Total Current Assets		$ 4,155,039
Fixed Assets:		
Property and Equipment	$ 12,178	
Less: (Accumulated Depreciation)	(12,178)	
Total Fixed Assets		$ 0
Other Assets:		
Marketable Securities	$ 847	
Total Other Assets		$ 847
Total Assets		$ 4,155,886

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$ 5,504	
Payroll Liabilities	3,679,778	
Total Liabilities		$ 3,685,282
Stockholder's Equity:		
Common Stock, $.01 Par Value, 1,500 Shares Authorized, Issued, and Outstanding	$ 15	
Additional Paid-In Capital	163,985	
Retained Earnings	306,604	
Total Stockholder's Equity		$ 470,604
Total Liabilities and Stockholder's Equity		$ 4,155,886

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

Revenues:		
Fee Income	$ 12,719,853	
Other income	35,000	
Commission Income	18,263	
Interest Income	14,232	
Investment Income	150	
Total Income		$ 12,787,498
Expenses:		
Automobile	$ 490	
Bank Service Charges	847	
Commission Expenses	1,480	
Consulting	60,500	
Contributions	40,300	
Dues, Fees, and Subscriptions	7,108	
Equipment Rental	465	
Insurance	33,349	
Interest	512	
Miscellaneous	27	
NASD Expense	22,236	
Office Supplies	6,216	
Outside Services	195	
Postage and Delivery	2,259	
Professional Development	8,200	
Professional Fees	68,257	
Rent	59,792	
Salaries	11,934,346	
Shared Fee	8,039	
State Registration	25	
Taxes	4,470	
Telephone	22,494	
Travel and Entertainment	182,185	
Total Expenses		12,463,792
Net Income		$ 323,706

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2006	$ 15	$ 163,985	$ 348,494	$ 512,494
Prior Period Adjustment-Intercompany Receivable			(105,032)	(105,032)
Prior Period Adjustment-Income Taxes			189,436	189,436
Distributions Paid Out			(450,000)	(450,000)
Net Income			323,706	323,706
Balance, December 31, 2007	$ 15	$ 163,985	$ 306,604	$ 470,604

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash Flows from Operating Activities:		
Net Income	$	323,706
Adjustments to reconcile change in net assets to net cash provided by operating activities:		
Distributions Paid Out		(450,000)
Prior Period Adjustment-Income Taxes		189,436
Prior Period Adjustment-Intercompany Receivable		(105,032)
Decrease/(Increase) in:		
Commissions/Fees Receivable		(2,722,427)
Related Party Receivables		545,078
Prepaid Expenses		(23,771)
Deferred Tax Assets		4,400
Restricted Cash		48,703
Increase/(Decrease) in:		
Accounts Payable and Accrued Expenses		(1,283,077)
Payroll Liabilities		3,679,778
Income Taxes Payable		(190,237)
Net Cash Provided by Operations		16,557
Cash Provided (Used) by Investing Activities:		
Sales of Marketable Securities		(150)
Net Cash (Used) by Investing Activities		(150)
Net Increase in Cash		16,407
Total Cash, January 1, 2007		92,532
Total Cash, December 31, 2007	$	108,939

See Accompanying Notes to Financial Statements

MONITOR CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2007

Note 1. Organization and Nature of Business:

Monitor Capital, Inc. (the Company) is a Delaware corporation formed on December 9, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and of the National Association of Securities Dealers.

The Company is a wholly owned subsidiary of Summit Global Management, Inc., (the Parent).

Note 2. Summary of Significant Accounting Policies:

The Company records its assets, liabilities, income, and expenses on the accrual basis in accordance with U. S. generally accepted accounting principles.

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company cleared customers' security transactions on a fully disclosed basis through Western Securities Clearing Corporation (WSCC) until June 29, 2004, and currently through Northeast Securities Incorporated (NESEC). WSCC and NESEC received customer securities and funds. On an agency basis, WSCC and NESEC also executed securities transactions on national securities exchanges.

Investments are valued at market value. Realized gains or losses (including investments bought, sold and held during the year) are reflected in the Statement of Operations and Changes in Retained Earnings as Investment Income. Short-term highly liquid money market deposits that are not used for operations are treated as investments.

Note 3. Commissions:

Commission revenues and expenses are recognized on a settlement date basis. The Company's revenues are primarily derived from direct sales of mutual funds and various annuities.

Note 4. Property and Equipment:

Property and equipment are stated at cost and are depreciated on the straight line basis over the estimated useful lives of the individual assets.

Note 5. Estimates:

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions which affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 6. Income Taxes:

The Company is included in the consolidated tax returns filed by the Parent and its owners. For the year ended December 31, 2007, the Company had available a net operating income of approximately $323,706 for federal and state tax purposes. The Company has excluded its obligation for accrued taxes payable from liabilities in the accompanying statement of financial position. If the financial statements were corrected to reflect the effect of income taxes, liabilities would have been increased by $171,652, and retained earnings would have been decreased by $171,652 as of December 31, 2007, and net income would be decreased by $171,652 for the year then ended.

Note 7. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Note 8. Investments:

Investments at December 31, 2007 consist of the following:

Marketable Securities	$847

Note 9. Related Party Transactions:

The Company engages in transactions with the Parent. Related party transactions for 2007 were as follows:

Rent Expense for 2007, paid to Parent	$ 12,000
Salary for 2007, paid to Parent	$101,191

Note 10. Concentration of Credit Risk:

The Company maintains four bank accounts at one institution. All accounts with a single institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Cash at the bank did exceed federally insured limits at December 31, 2007 by $8,939. Management believes that these funds are not at unreasonable risk.

Note 11. Obligations Under Operating Lease

The Company leases various facilities under operating leases with various terms. Future minimum payments, by year and in the aggregate, under these leases with initial or remaining terms of one year or more, consist of the following:

Year ended December 31,	
2008	$14,097
2009	14,436
2010	14,775
2011	6,215
	$49,522

Note 12. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that the Company maintain minimum net capital of the greater of $5,000 or 6.66% of aggregate indebtedness. At December 31, 2007, the Company had aggregate indebtedness of $3,685,281, and net capital of $337,130. Net capital was $91,445 in excess of its required net capital of $245,685. The Company's net capital ratio was 1093 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash, and is therefore exempt from rules 15c3-3 and 17a-13 of the Securities Exchange Act of 1934.

Note 13. Common Stock:

The Company has issued 1,500 shares at $0.01 par value for a total of $15.00. The Parent owns 100% of the stock.

Note 14. Exemptions from SEC Rule 15c3-3

The Company Claims an exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company Claims an exemption from the Possession or Control Requirements of Rule 15c3-3 under section (k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 15. Prior Period Adjustments

The Company is a wholly owned subsidiary of Summit Global Management, Inc., (the Parent) and is included in the consolidated tax returns filed by the Parent and its owners. Prior year federal and state tax liabilities totaling $189,436 were paid by the Parent and its owners, thus increasing retained earnings during the year ended December 31, 2007 by this amount.

The Company had $105,032 of intercompany receivables outstanding as of December 31, 2006 written off by the Parent during the year ended December 31, 2007. This transaction decreased retained earnings during the year ended December 31, 2007 by this amount.

MONITOR CAPITAL, INC.
REQUIRED SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2007

Net Capital:

Total Stockholder's Equity		$ 470,604	
Total Stockholder's Equity Qualified for Net Capital		470,604	
Other allowable credits-deferred		0	
Total Capital			$ 470,604
Deductions			
Non Allowable Receivables	107,950		
Less Inc Tax Payable offset	0	107,950	
Prepaid Expenses		24,678	
Marketable Securities		847	
Total Non-Allowable Assets			133,475
Net Capital			337,130

Aggregate Indebtedness:

Total Aggregate Indebtedness	3,685,281	

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (Greater of $5,000 or 6.66% of Aggregate Indebtedness)	245,685
Excess Net Capital	$ 91,445
Excess Net Capital at 1000%	$ (31,399)
Ratio: Aggregate Indebtedness to Net Capital	1093%

Reconciliation with Company's Computation:
(Included in Part II of Form K-17A-5 as of December 31, 2007)

Net Capital (As Reported in Part II Unaudited FOCUS Report)	$ 337,130	
Net Capital, per Above		$ 337,130

See Independent Auditor's Report

Sonnenberg & Company, CPAs
A Professional Corporation

5190 Governor Drive, Suite 201, San Diego, California 92122

Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Leonard C. Sonnenberg, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Monitor Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Monitor Capital, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safe guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Internal Control

In planning and performing our audit, we considered Monitor Capital, Inc.'s internal control in order to determine our auditing procedures for the purpose of expressing our opinions on the financial statements and not to provide an opinion on the internal control over financial reporting. However, we noted certain matters involving the internal control over financial reporting and its operations that we consider to be significant deficiencies. Significant deficiencies involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control over financial reporting that,

in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in preceding paragraph.

Sonnenberg & Company, CPAs
A Professional Corporation
5190 Governor Drive, Suite 201, San Diego, California 92122
Phone: (858) 457-5252 • (800) 464-4HOA • Fax: (858) 457-2211 • (800) 303-4FAX

Leonard C. Sonnenberg, CPA

A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be significant deficiencies and, accordingly, would not necessarily disclose all significant deficiencies that are also material weaknesses. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, others within the Company, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) of the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 29, 2008

Sonnenberg & Company, CPAs

END